BEIJING BRUSSELS CENTURY CITY HONG KONG LONDON NEWPORT BEACH NEW YORK	400 South Hope Street Los Angeles, California 90071-2899 TELEPHONE (213) 430-6000 FACSIMILE (213) 430-6407 www.omm.com	SAN FRANCISCO SEOUL SHANGHAI SILICON VALLEY SINGAPORE TOKYO WASHINGTON, D.C.

OUR FILE NUMBER
September 25, 2015	0933430-01

VIA EDGAR AND FEDERAL EXPRESS	WRITER’S DIRECT DIAL
(213) 430-6100
Terence O’Brien
Branch Chief	WRITER’S E-MAIL ADDRESS
Office of Manufacturing and Construction	jpmotley@omm.com
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Willdan Group, Inc.
Amendment No. 1 to Form 8-K
Filed March 27, 2015
Form 10-K for Fiscal Year Ended January 2, 2015
Filed March 31, 2015
Form 10-Q for Fiscal Quarter Ended July 3, 2015
Filed August 13, 2015
File No. 1-3307

Dear Mr. O’Brien:

On behalf of Willdan Group, Inc., a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) in your letter dated August 28, 2015 (the “Comment Letter”) regarding (i) the Company’s Amendment No. 1 to Form 8-K filed on March 27, 2015, (ii) the Company’s Annual Report on Form 10-K for the fiscal year ended January 2, 2015 and (iii) the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 3, 2015.

For your convenience, the Company’s responses below are numbered to correspond to the numbered paragraphs in the Comment Letter and we have repeated in italics each of the Staff’s comments prior to each response.

Form 8-K/A Filed March 27, 2015

Exhibit 99.7

1.                                      We note your auditor’s report on the financial statements of Abacus Resource Management Company opines on the Company’s financial position, but not on its results of operations and cash flows in the opinion paragraph. Please obtain a revised report from your auditors.

Response:

In response to the Staff’s comment, the Company has obtained a revised report and an updated consent from the auditors of Abacus Resource Management Company and has filed such revised report and updated consent as Exhibits 99.7 and 23.1, respectively, to Amendment No. 2 to Form 8-K/A filed with the SEC on the date hereof.

Form 10-K for Fiscal Year Ended January 2, 2015

Selected Financial Data, page 34

2.                                      We note your disclosure stating that you believe Adjusted EBITDA enables you to separate non-recurring income and expense items from your results of operations to provide a more normalized and consistent view of operating performance on a period-to-period basis. Please tell us, and revise your disclosure as necessary, to clarify how the adjustments included in your reconciliation of net income to Adjusted EBITDA are non-recurring as defined in Item 10(e)(1)(ii)(b) of Regulation S-K.

Response:

The Company has reviewed its adjustments of net income to Adjusted EBITDA and Item 10(e)(1)(ii)(b) of Regulation S-K. With respect to the inclusion of “Impairment of goodwill” as a non-recurring item for fiscal year 2012 in the Company’s adjustment of net income to Adjusted EBITDA, the Company believes that it is appropriate, in accordance with Item 10(e) of Regulation S-K and the Staff’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations Question 102.03, to describe such expense as “non-recurring” because (i) there were no similar expenses within the two years prior to fiscal year 2012 and (ii) such expenses did not recur in the two fiscal years following fiscal year 2012.

The Company has, however, concluded that “Lease abandonment expense (recovery)” and “Loss (gain) on sale of assets” should not be classified non-recurring and will remove such items from its adjustment of net income to Adjusted EBITDA in future periodic filings.

Management’s Discussion and Analysis of Financial Condition and Result of Operations, page 36

Liquidity and Capital Resources, page 46

3.                                      Please expand your disclosures of the amount available for borrowing under your credit agreement to confirm that the $7.5 million under the revolving line of credit and the $2.5 million under the delayed draw term loan facility are available after considering the borrowing base calculation and debt covenants.

Response:

In response to the Staff’s comment, the Company will expand its disclosure to clarify that the amount available for borrowing under its credit agreement considers the borrowing base calculation and debt covenants. As a result, the Company will add the underlined language below, or variations thereof, to its future periodic filings.

“Outstanding Indebtedness

On March 24, 2014, we entered into a credit agreement with BMO Harris Bank, N.A., or BMO, that provides for a revolving line of credit of up to $7.5 million, subject to a borrowing base calculation, including a $5.0 million standby letter of credit sub-facility, and a delayed draw term loan facility of up to $2.5 million. All borrowings under the revolving line of credit are limited to a borrowing base equal to roughly 75% of the eligible accounts receivable plus 50% of the lower of cost or market value of our eligible inventory, each term as defined in the credit agreement. As of [period end date], there were [no outstanding borrowings] under the revolving line of credit or term loan facility and, after considering the credit agreement’s borrowing base calculation and debt covenants, $X.X million under the revolving line of credit and $X.X million under the delayed draw term loan facility were available for borrowing….”

Financial Statements, page F-1

Note 2 - Summary of Significant Accounting Policies, page F-6

Accounting for Contracts, page F-7

4.                                      Please provide us with a more comprehensive understanding of your revenue recognition accounting policies for the various types of services you provide to your customers:

•                              The types of contracts entered into for the revenue generating activities for each of your reportable segments.

•                              Clarify if your time-and-materials and unit-based contracts are recognized using the percentage-of-completion method in accordance with ASC 605-35, the milestone method in accordance with ASC 605-28, or using the general revenue recognition criteria in accordance with ASC 605-10-S99-1.

•                              If you are recognizing all of your contracts in accordance with ASC 605-35, tell us how you determined that services provided by your Public Finance Services and Homeland Security Services reportable segments are within the scope of ASC 605-35-15.

•                              Tell us how your accounting policy for multiple element arrangements fits in with your accounting for revenue in accordance with ASC 605-35. Please refer to ASC 605-35-25-5 — 25-14 and ASC 605-25-15-3A for guidance. If you are recognizing revenues outside of the guidance of ASC 605-35, clarify the specific circumstances in which you are applying the guidance in ASC 605-25 to recognize revenue.

•                              Tell us how your statement about the recognition of revenue for service-related contracts fits within your accounting policies for each type of contract you enter into with your customers.

•                              Confirm to us that contracts with cost estimates that indicate a loss are recognized currently and in its entirety for only those contracts that are recognized using the percentage-of-completion method in accordance with ASC 605-35.

Response:

•                                          The types of contracts entered into for the revenue generating activities for each of your reportable segments.

The table below reflects each of the Company’s four reportable segments and the types of contracts that each enters into for revenue generating activities:

Segment	Types of Contracts (Revenue Recognition Method)
Energy Efficiency Services	Unit-based and time-and-materials (percentage-of-completion method)
Engineering Services	Time-and-materials, fixed price and unit-based (percentage-of-completion method)
Public Finance Services	Service related contracts (proportional performance method)
Homeland Security Services	Service related contracts (proportional performance method)

The Company will add the above table, or variations thereof, to the revenue recognition footnote in future periodic filings.

•                                          Clarify if your time-and-materials and unit-based contracts are recognized using the percentage-of-completion method in accordance with ASC 605-35, the milestone method in accordance with ASC 605-28, or using the general revenue recognition criteria in accordance with ASC 605-10-S99-1.

The Company uses the percentage-of-completion method for both its time-and-materials contracts and its unit-based contracts, with revenue being recognized as work is performed in accordance with the specific terms of the contract. For its time-and-material contracts, the Company recognizes revenue based upon contractually agreed upon rates per hour as the related costs are incurred. For its unit-based contracts, the Company utilizes the units-of-delivery method and recognizes as revenue the contract price of units as delivered during a period and as the cost of earned revenue, the costs allocable to the delivered units per ASC 605-35-25-55. The Company will add the language below, or variations thereof, to the revenue recognition footnote in future periodic filings:

“The Company recognizes revenue for time-and-material contracts based upon contractually agreed upon rates per hour and includes in revenue all reimbursable costs for which the Company has risk or on which the fee was based at the time of bid or negotiation. In addition, revenue from overhead percentage recoveries and earned fees are included in revenue. Revenue is recognized as the related costs are incurred. For unit-based contracts, the Company recognizes the contract price of units of a basic production product as revenue when the production product is delivered during a period.”

•                                          If you are recognizing all of your contracts in accordance with ASC 605-35, tell us how you determined that services provided by your Public Finance Services and Homeland Security Services reportable segments are within the scope of ASC 605-35-15.

For the Public Finance Services and Homeland Security Services segments, the services provided are primarily fixed fee professional service type contracts. Revenues for these segments are not recognized under ASC 605-35, rather they are recognized under SAB 104 and ASC 605-10-S99-1. The Public Finance Services segment offers economic and financial consulting services to public agencies. The Homeland Security Services segment offers national preparedness and interoperability services and communications and technology solutions. The services provided under these contracts are provided to the customers specifications, over multiple acts, during a specific time period, generally 2 to 3 years. The customers receive value as the services are performed. In many instances these services include audit services, consulting services, customer specific trainings, and program evaluations. The revenue generated by these segments is recognized under the proportional performance method, whereby the revenue of the contracts is recognized over the period of performance in proportion to the costs of performance, which is typically based on hours incurred. The Company recognizes these revenues under the proportional performance method as the revenues are earned or obligations fulfilled as and when the services are rendered for each act rather than on a continuous, straight-line basis over the life of the contract. The language below is currently in the Company’s revenue recognition footnote:

“Service-related contracts, including operations and maintenance services and a variety of technical assistance services, are accounted for over the period of performance, in proportion to the costs of performance.”

The table that will be added to the Company’s future periodic filings revenue recognition footnote (see proposed table above) will further clarify which segments utilize proportional performance revenue recognition.

•                                          Tell us how your accounting policy for multiple element arrangements fits in with your accounting for revenue in accordance with ASC 605-35. Please refer to ASC 605-35-25-5 — 25-14 and ASC 605-25-15-3A for guidance. If you are recognizing revenues outside of the guidance of ASC 605-35, clarify the specific circumstances in which you are applying the guidance in ASC 605-25 to recognize revenue.

The Company uses contracts with multiple element arrangements in its Energy Efficiency Services segment. A contract within the Energy Efficiency Services segment may include multiple services that are negotiated separately with a single customer. For example, one contract may include: i) a fee for performance of a customer survey, ii) a fee for installing an energy efficiency measure, and iii) a fee for contract administrative services. The fees for the survey and installation are recognized using a unit-based revenue recognition method, while the contract administration service fee is recognized on a time-and-materials basis. These contracts are evaluated for segmentation under ASC 605-35-25-10 and revenues are assigned to the different elements or phases to achieve different rates of profitability based on the relative value of each element or phase to the estimated total contract revenue. The Company notes for the Staff that it did not have any contracts that contained multiple elements that fall into the scope of ASC 605-25 for the three year period ended January 2, 2015 or the six month period ended July 3, 2015. The Company considered the guidance per ASC-605-35-25-13 when segmenting its contracts that provide for multiple deliverables and noted the following:

a.                                      The terms and scope of the contract or project clearly call for separable phases or elements.

b.                                      The separable phases or elements of the project are often bid or negotiated separately.

c.                                       The market assigns different gross profit rates to the segments because of factors such as different levels of risk or differences in the relationship of the supply and demand for the services provided in different segments (i.e. providing a survey has different risks compared to installing energy efficiency measures or providing contract administration services).

d.                                      The Company has a significant history of providing similar services to other customers under separate contracts for each significant segment to which a profit margin higher than the overall profit margin on the project is ascribed.

e.                                       The significant history with customers who have contracted for services separately is one that is relatively stable in terms of pricing policy rather than one unduly weighted by erratic pricing decisions (the Energy Efficiency Services segment customers are typically significant public utility entities, with a history of pricing similar contracts).

f.                                        The excess of the sum of the prices of the separate elements over the price of the total project is clearly attributable to cost savings incident to combined performance of the contract obligations (for example, cost savings in supervision, overhead, or equipment mobilization).

g.                                       The similarity of services and prices in the contract segments and services and the prices of such services to other customers contracted separately are documented and verifiable.

•                                          Tell us how your statement about the recognition of revenue for service-related contracts fits within your accounting policies for each type of contract you enter into with your customers.

The contracts used by the Company’s Public Finance Services and Homeland Security Services segments are primarily fixed fee professional service type contracts that utilize the proportional performance model for revenue recognition in accordance with SAB 104 and ASC 605-10-S99-1.

•                                          Confirm to us that contracts with cost estimates that indicate a loss are recognized currently and in its entirety for only those contracts that are recognized using the percentage-of-completion method in accordance with ASC 605-35.

The Company confirms that losses are only recognized currently and in their entirety for contracts that are recognized using the percentage-of-completion method in accordance with ASC 605-35. The Company will add the language below, or variations thereof, to the revenue recognition footnote in future periodic filings:

“When the revised estimate, for contracts that are recognized using the percentage-of-completion method, indicates a loss, such loss is provided for currently in its entirety.”

5.                                      Please disclose the amount of revenue recognized for unapproved change orders and claims for each period presented as required by ASC 605-35-50-6.

Response:

The Company did not have material revenues recognized for unapproved change orders or claims for the three year period ended January 2, 2015 or the six month period ended July 3, 2015. The Company notes for the Staff that it will make the necessary disclosures as required by ASC 605-35-6 should material revenues for unapproved change orders or claims be recognized in future periods.

6.                                      Please expand your disclosures to confirm that changes in estimates for contracts recognized using the percentage-of-completion method have had an immaterial impact to your consolidated financial statements, or provide the disclosures required by ASC 605-35-50-9.

Response:

The Company did not have material revisions in estimates for contracts recognized using the percentage-of-completion method for the three year period ended January 2, 2015 or during the six month period ended July 3, 2015. The Company will add the language below, or variations thereof, to the revenue recognition footnote in future periodic filings:

“The Company did not have material revisions in estimates for contracts recognized using the percentage-of-completion method for any of the periods as presented in the accompanying (condensed — as applicable) consolidated financial statements.”

In the future, if the Company has material revisions in estimates for contracts recognized using the percentage-of-completion method, the Company notes for the Staff that it will make the necessary disclosures required by ASC 605-35-50-9.

7.                                      Please expand your disclosures for your contracts that contain multiple elements to provide the information required by ASC 605-25-50-2 for each similar type of contracts.

Response:

As noted in the Company’s response to comment 4, the Company did not have any contracts that contained multiple elements within the scope of ASC 605-25 for the three year period ended January 2, 2015 or during the six month period ended July 3, 2015. The Company will remove the language below from the revenue recognition footnote in future periodic filings, unless the Company plans to enter into contracts with multiple elements in the future:

“Contracts that provide for multiple services or deliverables are evaluated as multiple element arrangements to determine the appropriate unit of accounting, allocation of contract value, and method of revenue recognition for each element.”

In the future, if the Company has contracts that contain multiple elements within the scope of ASC 605-25, the Company notes for the Staff that it will make the necessary disclosures required by ASC 605-35-50-9.

The Company has provided below the revised accounting policy footnote for revenue recognition as it expects it to be presented, or variations thereof, in its future period filings inclusive of the responses to comments 4-7 above:

“Accounting for Contracts

The Company enters into contracts with its clients that contain various types of pricing provisions, including fixed price, time-and-materials, unit-based and service related provisions. The following table reflects the Company’s four reportable segments and the types of contracts that each enters into for revenue generating activities.

Segment	Types of Contracts (Revenue Recognition Method)
Energy Efficiency Services	Unit-based and time-and-materials (percentage-of-completion method)
Engineering Services	Time-and-materials, fixed price and unit-based (percentage-of-completion method)
Public Finance Services	Service related contracts (proportional performance method)
Homeland Security Services	Service related contracts (proportional performance method)

Revenue on fixed price contracts is recognized on the percentage-of-completion method based generally on the ratio of direct costs (primarily exclusive of depreciation and amortization costs) incurred to date to estimated total direct costs at completion. Revenue on time-and-materials and unit-based contracts is recognized as the work is performed in accordance with the specific terms of the contract. The Company recognizes revenues for time-and-material contracts based upon contractually agreed upon rates per hour and includes in revenue all reimbursable costs for which the Company has risk or on which the fee was based at the time of bid or negotiation. In addition, revenue from overhead percentage recoveries and earned fees are included in revenue. Revenue is recognized as the related costs are incurred. For unit-based contracts, the Company recognizes the contract price of units of a basic production product as revenue when the production product is delivered during a period. Revenue for amounts that have been billed but not earned is deferred and such deferred revenue is referred to as billings in excess of costs and estimated earnings on uncompleted contracts in the accompanying consolidated balance sheets.

Adjustments to contract cost estimates are made in the periods in which the facts requiring such revisions become known. When the revised estimate, for contracts that are recognized under the percentage-of-completion method, indicates a loss, such loss is provided for currently in its entirety. Claims revenue is recognized only upon resolution of the claim. Change orders in dispute are evaluated as claims. Costs related to un-priced change orders are expensed when incurred and recognition of the related contract revenue is based on an evaluation of the probability of recovery of the costs. Estimated profit is recognized for un-priced change orders if realization of the expected price of the change order is probable.

Applying the percentage-of-completion method of recognizing revenue requires the Company to estimate the outcome of its long-term contracts. The Company forecasts such outcomes to the best of its knowledge and belief of current and expected conditions and its expected course of action. Differences between the Company’s estimates and actual results often occur resulting in changes to reported revenue and earnings. Such changes could have a material effect on future consolidated financial statements. The Company did not have material revisions in estimates for contracts recognized using the percentage-of-completion method for any of the periods presented in the accompanying (condensed — as applicable) consolidated financial statements.

Service-related contracts, including operations and maintenance services and a variety of technical assistance services, are accounted for over the period of performance, in proportion to the costs of performance. Award and incentive fees are recorded when they are fixed or determinable and consider customer contract terms.”

Form 10-Q for Fiscal Quarter Ended July 3, 2015

General

8.                                      In accordance with ASC 505-10-50-2, please provide a disclosure of changes in the separate accounts comprising shareholders’ equity either as a separate statement or within the footnotes.

Response:

The Company notes for the Staff that it believes its disclosures of the changes in stockholders’ equity in the Form 10-Q for the periods ended July 3, 2015, were sufficiently informative to the users of the financial statements. The most significant components included in the change in stockholders’ equity during the six month period ended July 3, 2015, as well as where such changes were disclosed in the condensed consolidated financial statements included in the Form 10-Q, were as follows:

•                  Net income: $3,097,000 (a)

•                  Common stock issued in relation to business combinations: 123,106 shares with a fair value on date of issuance of $1,485,000 recorded to additional paid-in capital (b)

•                  Stock options exercised: 91,000 shares issued with $347,000 of proceeds recorded to additional paid-in capital (c)

•                  Share based compensation expense: $278,000 (c)

•                  Employee stock purchase plan: 6,100 shares issued with $78,000 of proceeds recorded to additional paid-in capital (c)

(a)         Net income is disclosed on the face of the condensed consolidated statement of operations and statement of cash flows.

(b)         The number of shares issued in the business combinations and the related fair value of such shares are disclosed in note 2 to the condensed consolidated financial statements. The fair value of the shares issued is also disclosed on the face of the statement of cash flows as a noncash investing and financing activity.

(c)          The proceeds from stock option exercises of $347,000, share based compensation expense of $278,000, and proceeds from the employee stock purchase plan of $78,000, are disclosed on the face of the condensed and consolidated statement of cash flows.

The only activity associated with stockholder’s equity that was not disclosed in the Company’s condensed consolidated financial statements were the 97,100 shares issued in connection with share based compensation and the employee stock purchase plan. In aggregate, these 97,100 shares approximated 1.2% of the total shares of common stock outstanding, an amount the Company does not believe warrants separate disclosure in the notes to the condensed consolidated financial statements.

If there is material activity that affects stockholder equity in future periods, the Company will ensure its disclosures adequately describe such activity or the Company will include a statement of stockholders’ equity to ensure its interim financial statements are sufficiently informative.

***

Attached as Exhibit A to this letter is a letter from the Company that contains certain acknowledgements by the Company in connection with this letter.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (213) 430-6100 or jpmotley@omm.com with any questions or comments regarding this letter.

Sincerely,

/s/ John-Paul Motley

John-Paul Motley
of O’MELVENY & MYERS LLP

cc:                                Stacy B. McLaughlin, Willdan Group, Inc.

Exhibit A

Willdan Group, Inc.
2401 East Katella Avenue, Suite 300
Anaheim, California 92806

September 25, 2015

VIA EDGAR AND FEDERAL EXPRESS

Terence O’Brien
Branch Chief
Office of Manufacturing and Construction
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:                             Willdan Group, Inc.
Amendment No. 1 to Form 8-K
Filed March 27, 2015
Form 10-K for Fiscal Year Ended January 2, 2015
Filed March 31, 2015
Form 10-Q for Fiscal Quarter Ended July 3, 2015
Filed August 13, 2015
File No. 1-3307

Dear Mr. O’Brien:

This letter is submitted by Willdan Group, Inc., a Delaware corporation (the “Company”), in connection with the letter submitted today on behalf of the Company in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 28, 2015 regarding (i) the Company’s Amendment No. 1 to Form 8-K filed on March 27, 2015, (ii) the Company’s Annual Report on Form 10-K for the fiscal year ended January 2, 2015 and (iii) the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 3, 2015. In connection therewith, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (657) 223-8549 or smclaughlin@willdan.com with any questions or comments.

Sincerely,

/s/ Stacy B. McLaughlin
Stacy B. McLaughlin
Vice President and Chief Financial Officer
Willdan Group, Inc.